                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 11-K



                   [X] ANNUAL REPORT PURSUANT TO SECTION 15(d)
              OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

                   For the fiscal year ended December 31, 2000

                                       OR

                 [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d)
            OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

             For the transition period from __________ to __________

                             Commission File Number:

            Commercial Bank Employee Savings and Stock Ownership Plan

                    Commercial National Financial Corporation
                                101 N. Pine River
                             Ithaca, Michigan 48847
                                 (517) 875-4534



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                         REPORT OF INDEPENDENT AUDITORS



Plan Administrator of Commercial Bank
Employee Savings and Stock Ownership Plan
Ithaca, Michigan


We have audited the accompanying statements of net assets available for benefits of the Commercial Bank Employee Savings and Stock Ownership Plan ("the Plan") as of December 31, 2000 and 1999 and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the year ended December 31, 2000, in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements as a whole.



                                                   Crowe, Chizek and Company LLP
South Bend, Indiana
May 23, 2001


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                                                                              2.
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            COMMERCIAL BANK EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                           December 31, 2000 and 1999

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
                                                                      2000            1999
                                                                      ----            ----
ASSETS
    Investments, at fair value (Note 4)
        Common stock                                             $   1,081,779   $   1,172,325
        Mutual funds                                                 1,707,032       1,773,888
        Loans to plan participants                                           -             984
                                                                 -------------   -------------
                                                                     2,788,811       2,947,197

    Receivables
        Employer contribution                                          113,241          99,488
        Participant contributions                                            -           4,075
                                                                 -------------   -------------
                                                                       113,241         103,563
                                                                 -------------   -------------


NET ASSETS AVAILABLE FOR BENEFITS                                $   2,902,052   $   3,050,760
                                                                 =============   =============



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                 See accompanying notes to financial statements.

                                                                              3.

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            COMMERCIAL BANK EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                          Year ended December 31, 2000

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
ADDITIONS TO NET ASSETS ATTRIBUTABLE TO:
    Investment income (loss)
        Net depreciation in fair value
          of investments (Note 4)                                                 $   (471,297)
        Dividends - cash                                                                75,998
        Dividends - stock                                                               56,163
                                                                                  ------------
                                                                                      (339,136)

    Contributions
        Employer                                                                       113,241
        Participants                                                                   174,194
                                                                                  ------------
                                                                                       287,435
                                                                                  ------------

Total additions                                                                        (51,701)

DEDUCTIONS FROM NET ASSETS ATTRIBUTABLE TO:
    Benefits paid to participants                                                       97,007
                                                                                  ------------
        Total deductions                                                                97,007
                                                                                  ------------

NET INCREASE (DECREASE)                                                               (148,708)

Net assets available for benefits
    Beginning of year                                                                3,050,760
                                                                                  ------------

    End of year                                                                   $  2,902,052
                                                                                  ============


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                 See accompanying notes to financial statements.

                                                                              4.

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                      COMMERCIAL BANK EMPLOYEE SAVINGS AND
                              STOCK OWNERSHIP PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2000 and 1999

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NOTE 1 - DESCRIPTION OF PLAN

The following description of the Commercial Bank Employee Savings and Stock Ownership Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General: The Plan was established by the plan sponsor, Commercial Bank (the
Bank), effective January 1, 1997. The Bank acts as trustee for the Plan assets. The Plan is a defined contribution plan which covers all employees who have completed 90 days of employment and attained the age of 21. The Plan has a contributory 401(k) portion based on elective contributions from participants in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions: Elective deferrals by participants under the 401(k) provisions are based on a percentage of their compensation as defined in the Plan agreement which are subject to certain limitations. Employees also may rollover account balances from other plans into their account. The Bank may, at the sole discretion of the Board of Directors, contribute to each participant's account a matching contribution which is a percentage of the participant's elective contribution for the year. For 2000, the Bank made matching contributions equal to 100% of the first 6% of the compensation deferred by each 401(k) participant subject to certain limitations as specified in the Plan agreement.

Participant Accounts: Each participant's account is credited with the participant's contributions an allocation of (a) the Bank's contributions and
(b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the aggregate of the participant's deferrals, rollovers and employer matching contributions.

Investment options: Participants may direct, on a quarterly basis, the trustee to invest their elective 401(k) contributions as well as employer matching contributions to the Plan in any of the available investment options. Participants can individually determine their investment options based on desired level of risk and return for all contributions (employer and employee) to the Plan.




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                                   (Continued)


                                                                              5.
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                      COMMERCIAL BANK EMPLOYEE SAVINGS AND
                              STOCK OWNERSHIP PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2000 and 1999

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NOTE 1 - DESCRIPTION OF PLAN (Continued)

Retirement, Death and Disability: A participant is entitled to 100% of his or her account balance upon retirement, death or disability while employed.

Vesting: Participants are immediately vested in their elective contributions plus actual earnings thereon, and employer matching contributions.

Payment of Benefits: A participant or his or her beneficiary receives the vested portion in the participant's account in a lump-sum. A participant may receive the portion of his or her account invested in Commercial National Financial Corporation common stock in stock or cash.

Loan Provisions: The Plan provides that participants can borrow funds against their account balances up to 50% of their vested account balance, or $50,000, whichever is less.

Expenses: Substantially all administrative expenses are paid by the Plan sponsor.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Investment Valuation and Income Recognition: Investments are stated at fair value. Mutual fund shares are traded on national exchanges and are valued at the last sales price on the date of valuation. Commercial National Financial Corporation common stock is traded over-the-counter and is valued at the last sales price on the date of valuation. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Net Appreciation (Depreciation) in Fair Value of Investments: In accordance with the policy of stating investments at fair value, net unrealized appreciation (depreciation) for the year along with gains and losses on sales of investments are reflected in the Statement of Changes in Net Assets Available for Benefits as net appreciation (depreciation) in fair value of investments. Unrealized appreciation (depreciation) for investments held as of the end of the current fiscal year is the difference between the current value of those investments and the value of those investments as of the end of the prior fiscal year or the purchase date for investments purchased during the year. The gain or loss on securities sold is the difference between the proceeds received and the fair value of the security at the end of the prior fiscal year or the purchase date for securities purchased during the year.



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                                   (Continued)


                                                                              6.

                      COMMERCIAL BANK EMPLOYEE SAVINGS AND
                              STOCK OWNERSHIP PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2000 and 1999

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NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures, and actual results may differ from these estimates. It is at least reasonably possible that a significant change may occur in the near term for the estimates of investment valuation.

Concentration of Credit Risk: At December 31, 2000 and 1999, 36.9% and 38.4% of the Plan's assets were invested in Commercial National Financial Corporation common stock.


NOTE 3 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and its related regulations.


NOTE 4 - INVESTMENTS

The following presents investments that represent 5% or more of the Plan's net assets as of December 31.

                                                                          2000          1999
                                                                          ----          ----
   INVESTMENTS, AS DETERMINED BY
      QUOTED MARKET PRICE
        George Putnam Fund of Boston, 14,676 and 13,103
           shares, respectively                                        $  251,995   $  213,541
        Putnam Growth and Income Fund, 23,613 and 20,862
           shares, respectively                                           461,164      393,984
        Putnam Investors Fund, 24,467 and 21,452
           shares, respectively                                           375,806      408,792
        Putnam OTC & Emerging Growth Fund, 15,562 and 10,610
           shares, respectively                                           216,617      394,783
        Putnam International Growth Fund, 7,737 and 6,300
           shares, respectively                                           191,169      186,667
        Commercial National Financial Corporation common stock,
           98,343 and 94,399 shares, respectively                       1,081,779    1,172,325



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                                   (Continued)


                                                                              7.

                      COMMERCIAL BANK EMPLOYEE SAVINGS AND
                              STOCK OWNERSHIP PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2000 and 1999

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NOTE 4 - INVESTMENTS (Continued)

All of the Plan's investments are uninsured.

During 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $471,297 as follows:

           Mutual funds                                        $    281,096
           Common stock                                             190,201
                                                               ------------

                                                               $    471,297
                                                               ============


NOTE 5 - PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under Department of Labor (DOL) regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. Professional fees for the administration and audit of the Plan are paid by the Bank.

As of December 31, the Plan held the following party-in-interest investments (at fair value):

                                                                2000          1999
                                                                ----          ----

    Baird Money Market                                       $   80,605   $   63,826
    Commercial National Financial Corporation
      common stock, 98,343 and 94,399 shares                  1,081,779    1,172,325

The 98,343 and 94,399 shares of Commercial National Financial Corporation common stock held by the Plan as of December 31, 2000 and 1999 represent 2.96% and 2.82% of the Corporation's outstanding shares as of December 31, 2000 and 1999. During 2000, cash dividends of $50,997 were paid to the Plan by the Corporation.

During 2000, the Plan, under employee direction, purchased 8,093 shares of Commercial National Financial Corporation common stock for a total purchase price of $104,600 and sold 4,334 shares of Commercial National Financial Corporation common stock for $56,343. In addition, the Corporation issued a 5% stock dividend which resulted in 4,680 additional shares in 2000. The number of shares outstanding at December 31, 1999 has been restated to reflect the 2000 stock dividend.


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                                   (Continued)


                                                                              8.

                      COMMERCIAL BANK EMPLOYEE SAVINGS AND
                              STOCK OWNERSHIP PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2000 and 1999

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NOTE 6 - TAX STATUS

The Internal Revenue Service has determined and informed Commercial National Financial Corporation by letter dated August 1, 1997, that the Plan and related trusts are designed in accordance with the applicable sections of the Internal Revenue Code (IRC) for tax exempt status. While the Plan has been amended subsequent to this date, the Plan administrator believes that the Plan continues to be designed and operated in accordance with the IRC.


NOTE 7 - TERMINATED PARTICIPANTS

Included in net assets available for benefits are amounts allocated to individuals who have elected to withdraw from the Plan, but who have not yet been paid. Plan assets allocated to these participants were $0 and $87,551 at December 31, 2000 and December 31, 1999, respectively.




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                                                                              9.

                        COMMERCIAL BANK EMPLOYEE SAVINGS
                            AND STOCK OWNERSHIP PLAN
         SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                December 31, 2000

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Name of plan sponsor:  Commercial Bank
Employer identification number:  38-2799780
Three-digit plan number:  003


                    (B)
            Identity of Issuer,                                                         (E)
             Borrower, Lessor,                            (C)              (D)         Current
(A)          or Similar Party                        Shares/Units         Cost          Value
---          ----------------                        ------------         ----          -----
        George Putnam Fund of Boston                     14,676                   $    251,995
        Putnam Growth & Income Fund                      23,613                        461,164
        Putnam Income Fund                               20,325                        129,676
        Putnam International Growth Fund                  7,737                        191,169
        Putnam Investors Fund                            24,467                        375,806
        Putnam OTC & Emerging Growth
          Fund                                           15,562                        216,617
*       Baird Money Market                               70,822                         80,605
*       Commercial National Financial
          Corporation common stock                       98,343                      1,081,779
                                                                                  ------------

                                                                                   $ 2,788,811
                                                                                  ============



*     Party in interest
(d) All investments are participant directed, therefore, historical cost information is not required.



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                                                                             10.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                      Commercial Bank Employee Savings and
                                      Stock Ownership Plan

Date:  June 27, 2001                  /s/   Jeffrey Barker
       -------------                  ------------------------------------------
                                      Jeffrey Barker, Trustee

Date:  June 27, 2001                  /s/   Patrick Duffy
       -------------                  ------------------------------------------
                                      Patrick Duffy, Trustee

                               INDEX TO EXHIBITS




EXHIBIT NO.             DESCRIPTION
-----------             -----------
   23                   Consent of Independent Public Accountants
